

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 25, 2008

Mail Stop 7010

Via U.S. mail

Nigel Wightman
Chairman and Chief Executive Officer
Titanium Asset Management Corp.
777 E. Wisconsin Avenue
Milwaukee, Wisconsin 53202-5310

Re: **Titanium Asset Management Corp.**
        Form 10-12G Amendment No.1
        Filed on: September 15, 2008
        File No.: 000-53352

Dear Mr. Wightman:

     We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment two. We also note the footnote disclosure to the beneficial ownership table on page 34 related to Clal Finance Ltd.'s beneficial ownership. Given Clal Finance's 67.80% ownership stake in the company, please tell us why the company would not be considered a majority owned subsidiary of Clal Finance for purposes of the exception set forth in Item 10(f)(1) of Regulation S-K.   To the extent that Clal Finance or its parent, Clal Insurance Enterprises Holdings Ltd., would qualify as a smaller reporting company, please provide us with an analysis similar to your response to our prior comment two.

Business, page 3
Company Background, page 3

2. We note your revised disclosure in response to comment 3 of our August 22, 2008 letter. We also note your new disclosure about the incentive fees that may be earned by you, found in Note 1 to the Consolidated Financial Statements (see "*Fee Income*" on page F-9). Please expand your discussion here and on page 10 of the filing to include appropriate disclosure about these incentive fees.

Risk Factors, page 16

> We depend on the continued services of our key personnel. The loss of key
> personnel could have a material, adverse effect on us, page 16

3. Please disclose whether or not you carry "key man" insurance for essential
   investment personnel.

Executive Compensation, page 43
Equity Incentive Plan, page 46

4. We note your response to comment 28 or our August 22, 2008 letter. It appears
   that TIP was not intended as a conventional equity incentive plan established for
   the equity compensation of eligible plan participants on an ongoing basis. Please
   clarify the nature of TIP in your disclosure. To the extent applicable, please
   discuss any current plans that the company may have in establishing additional
   equity compensation plans.

Financial Statements

Note 1 – Nature of Business and Significant Accounting Policies

Earnings Per Share, page F-12

5. We have read your response to comment 41 from our letter dated August 22,
   2008. It is still unclear how vested and unvested restricted shares that have been
   issued are treated for purposes of calculating basic and diluted earnings per share.
   Please revise your accounting policy accordingly. See paragraphs 10, 13 and
   40(c) of SFAS 128.

Note 3 – Acquisitions, page F-14

6. We have read your responses to comments 42 and 51 from our letter dated August
   22, 2008. In several places throughout your filing, including on pages F-17, F-65
   and F-69, your basic weighted average shares outstanding is not the same as your
   diluted weighted average shares in periods where you have losses from continuing
   operations. Potential common share equivalents should not be included in the
   computation of any diluted per-share amount when losses from continuing
   operations exist. Please revise your disclosures of historical and pro forma
   diluted earnings per share and diluted weighted average shares outstanding
   throughout the document as necessary. See paragraph 16 of SFAS 128.

7. Please revise your table on page F-17 so that the amount of pro forma revenue and net income for the six months ended June 30, 2008 is consistent with the amounts presented on page F-65.

Note 4 – Goodwill and intangibles, page F-18

8. You disclose on page 24 that you lost several large institutional accounts during the six months ended June 30, 2008 as a result of the November 2007 death of Gary Wood. Your disclosures indicate that Sovereign lost a single account valued at approximately 20% of acquired assets under management (as well as other smaller accounts), NIS lost a single account valued at approximately 4% of acquired assets under management and it is unclear the extent to which Wood lost accounts as a result of Mr. Wood's death. Please tell us how you considered the provisions of paragraph 15 of SFAS 142 and paragraphs 7-24 of SFAS 144 in determining whether it was appropriate to perform tests for recoverability of your goodwill and customer relationship intangible asset due to changes in circumstances during the six months ended June 30, 2008. To the extent that you performed tests for recoverability for both your goodwill and customer relationship intangible asset and determined no impairment existed as of June 30, 2008, please supplementally provide us with the analysis performed. If you determined that no tests for recoverability were necessary, please provide us with a comprehensive analysis supporting your conclusion.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Ernest Green, Accountant, at (202) 551-3733 or Lisa Haynes, Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3767 with any other questions.

                     Sincerely,

                     Jennifer R. Hardy
                     Legal Branch Chief

cc: Barbara Lange, Esq. via Facsimile @ (415) 773-5759
        Orrick, Herrington & Sutcliffe LLP